[Cline, Williams, Wright, Johnson & Oldfather, L.L.C. Letterhead)

January 7, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:
Ballantyne of Omaha, Inc.
Amendment No. 2 to Registration Statement on Form S-1 ("Amendment No. 2")
SEC File No. 333-116428
Our File No. BAL09-BS002

Ladies and Gentlemen:

        Pursuant to Rule 477, and at the request of Mr. Alan Morris of the Division of Corporate Finance, Ballantyne of Omaha, Inc. hereby requests to immediately withdraw Amendment No. 2 for the purpose of re-filing it with the correct EDGAR tag. We understand from Mr. Morris that the filing was initially made with an incorrect EDGAR tag identifying the filing as a "pre-effective amendment". It is, in fact, a "post-effective" amendment. Amendment No. 2 will subsequently be refiled with the correct EDGAR tag and will be retitled "Post-Effective Amendment No. 1 to Registration Statement on Form S-1".

        Please contact the undersigned if you have any questions.

Yours very truly,
/s/ MICHAEL C. PALLESEN Michael C. Pallesen For the Firm